Exhibit 99.1

NEWS RELEASE
B2Gold Corp. First Quarter 2015 Results Conference Call

Vancouver, May 12, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its first quarter results before the North American markets open on Friday May 15, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, May 15, 2015 at 10:00 am PDT / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=173938. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 1787855).

B2Gold is a Vancouver based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Namibia, Philippines, Colombia and Burkina Faso. The Company is projecting to produce between 500,000 and 540,000 ounces of gold in 2015.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371